UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2000

Golden Ocean Group Limited

(Translation of registrant's name into English)

P.O. Box 265, Suite 6, Tower Hill House, Le Bordage, St. Peter Port, GY1 3QU Channel Islands

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F __X__ Form 40-F_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes_____ No__X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________________________.]

The two following statements were released to the press by Golden Ocean Group Limited on January 14, 2000:

GOLDEN OCEAN GROUP LIMITED ANNOUNCES

AGREEMENT IN PRINCIPLE WITH BOND HOLDERS AND

PRENEGOTIATED CHAPTER 11 FILING

New York, New York, January 14, 2000. Golden Ocean Group Limited announced today that it has reached an agreement in principle with holders of more than 40% in principal amount of its 10% Senior Notes due 2001. In accordance with this agreement in principle, the Company and two intermediate holding company subsidiaries today filed a petition for reorganization with the United States Court. It is expected that a pre-negotiated plan based on the agreement in principle will lead to a restructured balance sheet and a significant reduction of debt.

The general economic terms of the agreement in principle involve:

    the exchange of the Company's presently outstanding Senior Notes in the total principal amount of approximately $291 million, for New Notes in the total principal amount of $100 million. The New Notes will accrete at 10% p.a.for three years, following which they will pay cash interest at 10% p.a. and mature five years from issuance;
    the cancellation of present equity and issuance of 88% of the new common shares to holders of the Senior Notes with the balance going to the Company's management; and
    the guarantee of the New Notes by Golden Ocean's vessel owning subsidiaries, which would also continue to perform their obligations under loan agreements, shipbuilding contracts and charters.

Fred Cheng will resign as Golden Ocean's Chairman to pursue new interests, but is expected to retain a minority equity position in the Company. Current Chief Operating Officer Robert Knutzen will lead the management team as Chief Executive Officer and Tony Allen remains as Chief Financial Officer.

Golden Ocean's President and Chief Operating Officer, Robert Knutzen, commented: "The filing for reorganization is the next to last act in the restructuring process which will provide the Company with a strong balance sheet, acceptable levels of debt and a modern fleet of double hull VLCC's to meet the world's environmental and energy needs."

Chapter 11 is designed to enable a company to continue in business under the protection of the Court while it finalizes the restructuring of its obligations to creditors and takes other actions necessary to return the company to profitability. None of Golden Ocean's shipowning subsidiaries have filed for Chapter 11 protection. The filing will have no effect on Golden Ocean's charterers, mortgagees or trade suppliers.

Golden Ocean has a delivered fleet of 19 ships, comprising eleven dry bulk vessels and eight tankers. All of the Group's nineteen delivered vessels are currently employed. Golden Ocean has an ordered fleet of nine VLCC's and one Panamax dry bulk carrier. The total ordered fleet amounts to over 5 million deadweight tonnes.

GOLDEN OCEAN GROUP LIMITED ANNOUNCES

RESIGNATION OF FRED W.Y. CHENG

New York, New York, January 13, 2000. Golden Ocean Group Limited announced today that Fred W.Y. Cheng has resigned as Chairman and Chief Executive Officer of the company. Mr. Cheng, the architect of the Company's major VLCC new building programme, will pursue new business interests.

Mr. Cheng believes that his resignation at this time is in the best interests of the company and its future, and comments that "the company has worked hard with our advisors, shipyards, lenders and charterers who value our vessels to find and implement a workable restructuring for Golden Ocean in light of poor market conditions over the past 18 months. I leave confident that Golden Ocean's future will be bright with the expected upturn in the VLCC market. I now will devote my energies to the excitement of developing new projects."

Robert J. Knutzen, Golden Ocean's current President and Chief Operating Officer, is expected to succeed Mr. Cheng as Chief Executive Officer. Mr. Knutzen has commented that "the new Golden Ocean Group will emerge with much reduced debt, its ships marked to market, upside potential on all new charters and a real probability of fixing on charter its upcoming three World Trader VLCC's within the second quarter of 2000. With our financial fundamentals on the horizon of change, I believe that 2000 will be a very different year for Golden Ocean. We owe Fred Cheng a deep debt of gratitude for his vision and determination, and wish him well with his new dreams and challenges."

Following over a year of negotiations with the holders of the company's 10% Senior Notes due 2001, shipyards, institutional lenders and advisors, Golden Ocean is entering the final stages of its financial restructuring. As part of the restructuring, it is anticipated that most of the equity interest in Golden Ocean will rest with the holders of the Senior Notes, while Mr. Cheng will retain only a minority equity holding. Also, it is anticipated that a yet undetermined minority equity interest in Golden Ocean may be allocated to management (other than Mr. Cheng) over time if the financial performance of the company merits. As part of the restructuring plan with the holders of the Senior Notes, Golden Ocean and two of its intermediate holding company subsidiaries are expected to shortly file a petition for chapter 11 reorganization in the U.S. courts. This process is expected to take approximately 8 weeks to ensure protection of the various creditors' and other stakeholders' interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Ocean Group Limited

(registrant)

Date: January 18, 2000 By: /s/ Robert J. Knutzen
Robert J. Knutzen

Chief Executive Officer

03146.001 #145734